Exhibit 99.1

POP CULTURE GROUP STRATEGICALLY INVESTS IN CRYPTO ASSET XPOP

TO ACCELERATE GLOBAL YOUTH CULTURE ECOSYSTEM EXPANSION —

EMPOWERING CROSS-BORDER INTEGRATION OF ASIAN POP CULTURE

AND WEB3.0 TRANSFORMATION

Xiamen, China, September 18, 2025 — POP Culture Group Co., Ltd. (“Company”) (Nasdaq: CPOP) today announced that the Company approved a strategic investment in the crypto asset XPOP. The investment will be made through the issuance of 47,000,000 Class A ordinary shares in exchange for 47,000,000 XPOP tokens. The transaction is expected to close within 20 days from the date of this announcement The acquired XPOP cryptocurrency has been listed on the IBIT exchange. The proceeds from this transaction will be used to advance the application of the XPOP crypto asset in popular music, virtual idols, digital collectibles, and immersive entertainment technology, thereby building a next-generation pan-Asian trend culture ecosystem.

The Company’s strategic investment in XPOP, the world’s first on-chain entertainment economy natively covering four core sectors—concerts, film and short dramas, artist management, and virtual idols—positions the Company not only as a content aggregator but also as a high-frequency value acceleration engine. A single on-chain interaction can ignite transnational IPs, resonate with tens of millions of users, and instantly complete the leap from emotional engagement to on-chain capital.

The traditional entertainment industry has long been a centralized value-harvesting machine: producers and channels monopolized power and profits, while fans acted as mere silent “emotional ATMs,” paying for their passions without sharing in the rewards. XPOP shatters this monopolistic model through verifiable blockchain ledgers, smart contracts with automated settlements, and decentralized autonomous collective decision-making, elevating fans from “emotional supporters” to ecological co-creators and profit stakeholders.

The goal of the Company’s strategic investment in XPOP is not merely to build a pan-entertainment platform but to create the world’s first full-stack Web3 pan-entertainment super-ecosystem encompassing concerts, film and short dramas, artist management, and virtual idols. This trinity symbiotic network deeply integrates creators, users, and the platform. Within this system, entertainment will undergo a fundamental transformation from a “one-time emotional consumer product” to a “sustainable appreciating digital asset”:

Through digital rights authentication, every ticket, performance, frame of footage, and virtual avatar becomes a verifiable, tradable, and inheritable on-chain asset.

Via on-chain circulation, geographical, platform, and channel barriers are broken, enabling global creativity and fan economies to flow seamlessly across multi-chain environments.

With equity-based operations, users gain substantive participation and profit rights, turning every view, vote, creation, and interaction into directly tradable economic value.

The underlying infrastructure of XPOP is built on three core technologies: decentralized governance, cross-chain interoperability, and smart contract automation. This allows global creativity, capital, and traffic to achieve frictionless aggregation and exponential amplification within a unified economy.

Ultimately, the Company’s strategic investment in XPOP will propel the pan-entertainment industry from its traditional closed, vertical, and fragmented model toward an open, transparent, and borderless value network. Entertainment will no longer be a passive viewing experience but a new global asset ecosystem of investment, co-creation, and profit-sharing.

About CPOP (Pop Culture Group Co., Ltd):

Pop Culture Group Co., Ltd is a cultural industry operation enterprise focused on the industrialization of Chinese Pop Culture, incorporated in the Cayman Islands with its main operations located in China. The company offers a range of services including live performances, artist management, intellectual property rights, film and television production, MCN (Multi-Channel Network), and entertainment marketing. Originally focused on hip-hop culture, Pop Culture Group Co., Ltd has evolved into a diversified group specializing in Chinese Pop Culture. Its comprehensive business ecosystem spans both online and offline platforms, including: (1) live entertainment events (such as concerts, music festivals, street dance competitions, and other performances); (2) digital entertainment services; (3) artist management and agency services; and (4) investment in and production of film and television content featuring elements of Chinese Pop Culture.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. CPOP’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: CPOP’s goals and strategies; CPOP’s strategic investment in the crypto assets industry; our ability to retain and increase the number of users, members, and expand its service offerings; CPOP’s future business development, financial condition and results of operations; expected changes in CPOP’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. CPOP cautions that the foregoing list of factors is not exclusive. CPOP cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. CPOP does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in CPOP’s periodic filings with the SEC, including CPOP’s Annual Report on Form 20-F for the fiscal year ended June 30, 2024. CPOP’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Pop Culture Group Co., Ltd

Tel: +86-0592-5968169

Email: [_____________]